EXHIBIT 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form F-10 (File No. 333-282467) and Registration Statement on Form S-8 (File No. 333-288142) of Equinox Gold Corp. (the “Company”) of our report dated March 18, 2025, with respect to Orla Mining Ltd.’s consolidated balance sheet as of December 31, 2024 and consolidated statements of income and comprehensive income, changes in equity and cash flows for the year ended December 31, 2024, appearing in this Current Report on Form 6-K of the Company.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chartered Professional Accountants

August 4, 2026
Vancouver, Canada